Contractor+



LETTER ⌄

Dear investors,

We closed 2024 at a total net revenue of $479,309, broken down as follows: $377,521 from base subscriptions, $57,923 from fees and affiliate commissions, and $43,865 from payment facilitation. Our cost of services included $48,176 for software/API subscriptions and $10,617 for payment facilitation, which gave us a gross profit of $420,517. That's a 79.429% increase over our 2023 gross profit of $234,363.In December, we discovered 53 iOS subscriptions that were duplicates or marked "active" despite having been canceled due to Apple not reporting cancellations properly. We canceled these in mid-December, which led to our MRR dropping from about $41k in November to $38.59k at December's end, and then $38.01k in January. It's back up to $38.79k so far in February, but we still have 178 unpaid invoices (with at least 10% caused by the same Apple subscription issue). Our iOS team is implementing workarounds in the next build to hopefully fix this and keep our reporting accurate.Currently, we have 1,178 active paying subscriptions. In January, we collected $40.32k in subscription revenue, despite signups dropping by 9% and our gross churn hitting 8%. This is partly because we cut ad spend until we ship V2. We may need to at least resume retargeting to try and keep our numbers up.Assuming we ship V2 by May 1, we'll have 8 months under the new plans and pricing:• Pro at $49/user/month (monthly) or $29/user/month (annually).• Pro Team (first 5 seats) at $145/month (monthly) or $95/month (annually).This represents an approximate 69% revenue bump per Pro account and a 47.96% bump per Ultimate account. Plus, 40% of Pro users currently have more than one seat, which will require upgrading to Pro Team for an approximate 202% increase in those accounts. If we sign up 325 new users from May through December, and if our ARPU jumps from $34 to $69.13 (a 103.33% increase), we stand to add $22,467.25 in MRR, reaching about $61,467.25 MRR or $737,607 ARR by year's end. Given that 55% of subscriptions are annual, total billings would likely clear $1M in that timeframe. Factoring in the existing subscriptions who will upgrade to a new plan to get newly added features, non-subscription revenue streams and potentially lower churn post-V2, we should be able to hit $1M ARR by year-end. That's my personal target, but it assumes product ships on time and the new pricing is well-received.

We need your help!

Building a business is part what you know and part who you know. We have the skillset to build the winning product and take it to market. We have the work ethic to get it there. But we still lack the right resources and connections. One area we could use a lot of help is networking with other likeminded investors. We were unable to raise our target of $1.5m in the last raise in the timeframe we had anticipated being able to raise it. We could have achieved our goal if we left our round open for longer but many of our investors and our board wanted to see us close the round and focus entirely on building. We had to find the balance between what our investors wanted and what was truly in the best interest of the business. The forecasting and operational model we put together was entirely build around raising $1.5m. So our growth trajectory, hiring plans, and product have not been able to move on the forecasted timeline. It'd be very helpful to find one or two larger investors who could get us the growth capital we need. Investor introductions would be greatly helpful and appreciated.

Sincerely,

Michael Demler

Board Member

Justin Smith

CEO

Roshanlal Sethia

CTO

Liam Bowers

Board Member

How did we do this year?

REPORT CARD

B+



☺ The Good

We increased our revenue by 86.6% from $234,363 at FY '23 to $479,309 FY '24.

Contractor+ Pay has been well received, processing nearly $2m/month in CC transactions and growing.

Product development efforts are coming along very nicely, our V2 revamp is going to be very impactful.

☹ The Bad

We underestimated the amount of work that our backend rewrite/code refactoring and V2 update would take us.

We were not able to release our new plans and pricing yet, pending the v2 update. Revenue has not grown exponentially.

We've struggled with Apple In App Subscriptions, which has falsely reported MRR changes, and requires manual updating.

2024 At a Glance

January 1 to December 31



$479,309 +105%
Revenue



-$371,852
Net Loss





$915,934 **+160%**
Short Term Debt



$483,831
Raised in 2024



$170,583
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$479,309

$234,363

-$128,639

-$371,852

2023

2024

Net Margin: -78%   Gross Margin: 0%   Return on Assets: -150%   Earnings per Share: -$0.06

Revenue per Employee: $17,752   Cash to Assets: 69%   Revenue to Receivables: 1,803



Debt Ratio: 373%

ContractorPlus-2023-Audit.pdf

ContractorPlus-2022-Audit.pdf

ContractorPlus-2024-Audit.pdf

We ❤ Our 491 Investors

Thank You For Believing In Us

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Thank You!

From the Contractor+ Team



Justin Smith 𝕏 in
CEO

Justin grew up working with his mother, a licensed contractor in Central Ohio. He started his first business at 13 (Verta.net), began his career as a web developer, and...



Roshan Sethia in
CTO

Roshan managed an IT servicing business for 10 years. He met Justin in 2009, where they collaboratively built an SEO software startup that was later acquired by WebDev.com...



Liam Bowers 🔗

Board Member

Liam is an expert in cybersecurity, defense and technology. He served as co-founder & CEO of Bluestone...



Mike Demler

Board Member

Mike has 10+ years of software development experience, having built and successfully exited a software company in the...



Charlie O'Brien

Business Development Manager

Charlie joined us straight out of McGill, conducting demos with prospective customers, managing our ongoing cold...



Brandon Schlichter

Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 5.5m followers in the real estate and...



Michael Fied

Strategic Advisor

Michael is a tried and true entrepreneur. He is the founder and CEO of the definitive name in Web Development -...



Ryan Pineda

Strategic Advisor

Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how...

Details

The Board of Directors

Director	Occupation	Joined
Justin Smith	CEO @ Contractor Plus, Inc.	2020
Roshanlal Sethia	CTO @ Contractor Plus. Inc.	2020
Michael Demler	Investor & Software Engineer @ San Diego Startups	2024
Liam Bowers	Investor @ Teel Mountain Capital	2024

Officers

Officer	Title	Joined
Justin Smith		2020
Roshanlal Sethia	CTO	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Roshanlal Sethia	2,500,000 Common Stock	39.9%
Justin Smith	2,850,000 Common Stock	45.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2020	$6,753		Other
10/2021	$113,527		4(a)(6)
05/2023	$94,317		4(a)(6)
12/2023	$55,000		Section 4(a)(2)
07/2024	$50,000		Regulation D, Rule 506(c)
08/2024	$433,831		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/07/2023	$55,000 ❓	9.75%	25.0%	$8,100,000	06/06/2025 ❓
07/10/2024	$50,000 ❓	9.75%	25.0%	$8,100,000	06/06/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Justin Smith	12/30/2020	$6,753	$6,753	0.0%	11/30/2021	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	6,262,995	Yes

Warrants:	0
Options:	1

Form C Risks:

Both ends of the fragmented market we're working to consolidate are extremely competitive. Competition in many cases may be more capitalized and efficient than we are at GTM.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The expanded use of AI-enhanced field service management is a trend that could reshape our market, potentially impacting our competitive positioning and operational efficiency .

The potential of a looming recession poses a substantial risk to our sector, with continued demand for field services, especially from the retail sector, likely to add pressure in a volatile economic environment

Sustainability is also a significant trend in the FSM sector. The drive towards more sustainable service and maintenance practices, which prolong the viable lifetime of products and assets, may necessitate adjustments in our business model and operations . Despite these challenges, the FSM market is expected to grow robustly, with a forecasted global CAGR of 19.2% through 2027.

Our company acknowledges several key market trends that present both opportunities and risks in the field service management (FSM) sector. The global FSM market is experiencing significant transformations, driven by emerging trends such as the increased adoption of contactless, cashless, and self-service technologies. These innovations are setting new standards in our industry, offering enhanced flexibility and convenience for both workers and customers . We are committed to adapting our strategies in response to these trends, but investors should be aware that such market dynamics could influence our revenue growth, market position, and profitability. The ability to respond effectively to these trends while managing the associated risks will be critical to our success in this evolving market landscape

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❷
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 75% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,100,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Contractor Plus, Inc.

Delaware Corporation
Organized February 2020
27 employees
1317 Edgewater Drive
Suite 719
Orlando FL 32804 https://contractorplus.app

Business Description

Refer to the Contractor+ profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Contractor+ is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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